COMPANHIA SIDERÚRGICA NACIONAL

Bylaws

Chapter I

NAME, OBJECT, HEADQUARTERS AND DURATION

Article 1                  Companhia Siderúrgica Nacional, a publicly-held corporation established on April 9, 1941, shall be governed by these Bylaws and the applicable legislation.

Article 2                  The purpose of the Company is to manufacture, transform and sell steel products and sub products, including importing and exporting thereof, and to exploit any other similar activities that may, directly or indirectly, be related to the purposes of the Company, such as: mining, cement and carbon-chemical industries, metallic structure manufacture and assembly, construction, transportation, navigation and port activities.

Article 3                  The Company has its legal domicile and head office in the city of São Paulo, State of São Paulo, and may open or close branches, agencies, offices or representations in any part of the country or abroad.

Article 4                  The Company shall remain in existence for an indefinite term.

Chapter II

CAPITAL AND SHARES

Article 5                  The capital stock of the Company, fully subscribed and paid in, is R$1,680,947,363.71 (one billion, six hundred and eighty million, nine hundred and forty seven thousand, three hundred and sixty three reais and seventy one cents) divided into 1,483,033,685 (one billion, four hundred eighty-three million, thirty-three thousand, six hundred eighty-five) common and book-entry shares with no par value.

Sole Paragraph - Each common share shall entitle the holder to one vote in the resolutions of the General Meeting.

Article 6                  Unless otherwise decided by the General Meeting, dividends and interest on equity shall be paid within 60 (sixty) days as from the date they are declared and in any event during the same fiscal year.

Article 7                  The capital stock of the Company may be increased to up 2,400,000,000 (two billion four hundred million) shares, by decision of the Board of Directors.

Paragraph 1 -The authorized capital stock may be reached, upon one or more share issues, at the discretion of the Board of Directors.

Paragraph 2 - Shareholders shall have preemptive rights in the case of subscription to a capital increase in proportion to the number of shares held.

Paragraph 3 - At the discretion of the Board of Directors, pre-emptive rights for existing shareholders may be excluded or the deadline for their exercise may be reduced in the case of the issue of shares and share-convertible debentures or subscription warrants, which are placed through sale on the stock exchange or by public subscription or through an exchange of shares in a public offer for the acquisition of control, pursuant to the prevailing legislation.

Paragraph 4 - The Board of Directors shall establish the price, term and conditions of each issue.

Paragraph 5 - Shareholders who fail to pay in the subscribed shares, as per the subscription order or call, shall be declared, for all legal purposes, to be in default and shall pay the Company interest of one percent (1%) per month or a fraction thereof, from the first (1st) day as of the failure to perform the obligation, adjusted for inflation pursuant to the law, in addition to a fine equivalent to ten per cent (10%) of the amount in arrears and not paid in.

Chapter III

GENERAL MEETING

Article 8               The General Meeting is empowered to decide on all business related to the Company, take any resolutions it deems appropriate for its defense and development, and shall be called, with an indication of the agenda, as provided for by the law.

Article 9                  The General Meeting shall be convened and chaired by the chairman of the Board of Directors or, in his or her absence, by whomever he or she appoints.

Sole Paragraph - The chairman shall appoint the secretary of the General Meeting.

Article 10                The General Meeting shall meet ordinarily in the first four months following the end of the fiscal year in order to discuss matters referred to in article 132 of Law 6404 of December 15, 1976, and extraordinarily whenever corporate interests so require.

Article 11                Shareholders may be represented by a legal representative in the General Meetings as per Law 6404 of December 15, 1976 as long as the power-of-attorney is submitted to the company's headquarters up to 48 (forty-eight) hours before the time established for the Meeting.

Chapter IV

MANAGEMENT

Section I

Standard Rules

Article 12                The management of the Company shall be incumbent upon the Board of Directors and the Board of Executive Officers.

Article 13                The remuneration of the managers shall be established by the General Meeting in accordance with the provisions of this article.

Paragraph 1   - The fixed overall or individual remuneration of the managers, at the discretion of the General Meeting, shall comprise a fixed monthly amount, which are the fees, and in the case of the executive officers, may also include a variable amount to be paid yearly, calculated on the net income of the Company after formation of the reserves required by law, including for the payment of income tax, and of the provision for mandatory dividends.

Paragraph 2 - In the event that the General Meeting establishing an aggregate  amount for the managers’ remuneration, it is incumbent on the Board of Directors to distribute said amount.

Section II

BOARD OF DIRECTORS

Article 14                The Board of Directors is composed of 7 (seven) to 11 (eleven) members, all of whom shareholders, elected by resolution of the General Meeting, with a term of office of 1 (one) year, reelection being allowed. One member shall be the Chairman and another the Vice-Chairman The term of office of the Board Members shall extend until the investiture of their successors.

Paragraph 1 - The Chairman and Vice-Chairman of the Board of Directors shall be chosen by their peers, by majority vote, at the first meeting held after their investiture.

Unchanged

Paragraph 2 -  In the event that the employees of the Company, whether or not joined in an investment club or as co-owners, do not have a sufficient shareholding to guarantee membership on the Board of Directors, one position on the Board shall be reserved for the person chosen by the employees and in such a capacity, indicated to the General Meeting, through a specific procedure, to be elected to fill said position.

Paragraph 3 -  The Executive Officers shall be entitled to speak, when called to attend the Board of Directors meetings.

Article 15                The Board of Directors shall meet, ordinarily, on the dates established in the yearly calendar approved by said Board in the last month of the immediately preceding year, and extraordinarily whenever called by the Chairman, the Vice-Chairman, when exercising the role of chairman, or 5 (five) Board Members.

Paragraph 1             The meetings of the Board of Directors shall only be installed with the attendance of a majority of its members, and shall be presided over by its Chairman.

Paragraph 2             The Board of Directors meetings may be held, exceptionally, by conference call, video conferencing, electronic mail, or other means of communication, computing as present those members who vote by any of these means.

Paragraph 3             Minutes of the meetings shall be drawn up in a book for this purpose and, after having read and approved by those members present, shall be signed by a sufficient number to constitute the majority required for approval of the matters under examination.

Paragraph 4             Board resolutions shall be passed by a majority vote of those present. In the event of a tie, the Chairman of the meeting shall have the casting vote, in addition to his own.

Paragraph 5             Meetings shall be called at least 72 (seventy-two) hours prior to the date of the meeting.

Paragraph 6             The Board of Directors shall have a General Secretary, in whose absence will be replaced by another employee or manager designated by the Chairman of the Board.

Article 16                In the cases of vacancy, temporary impediment, or absence of a member of the Board of Directors, the following rules shall be observed:

          I              In the case of vacancy of any member of the Board of Directors, the remaining members shall appoint a substitute to serve until the Company's next General Meeting, if the number of remaining members is less than the minimum provided in these bylaws, and who, if confirmed by the respective General Meeting. shall complete the term of the member replaced.

          II            In the case of temporary impediment or absence of any member of the Board of Directors, the absent or impeded member may indicate a replacement from among the other members, who will replace and represent the impeded or absent member as long as the impediment lasts. If said impediment lasts for more than ninety days, however, the position will be deemed to be vacant.

          III          If the vacancy occurs in the position of Chairman, the Vice-Chairman shall assume the office of Chairman or,  in the lack thereof, by another member chosen by the remaining members. In the case of the Chairman's temporary impediment or absence, he shall be replaced by the Vice-Chairman or, in the lack thereof, by another member appointed by him.

          IV           In the cases of temporary impediment or absence under this Article 15, representatives shall act on their own behalf and on that of the members represented.

Article 17                Board Members shall, upon request, receive copies of the minutes of meetings of the Board of Executive Officers and any special committees created by the Board of Directors hereunder.

Article 18                The Board of Directors may form special committees to assist it, with defined purposes and limited terms of activities, designating the members thereof.

Sole Paragraph - The special committees created by the Board of Directors will have neither an executive nor a deliberative function and their recommendations, proposals and/or opinions should be submitted for consideration by the Board of Directors.

Article 19                In addition to the duties established by law, it is incumbent upon the Board of Directors:

                   I              to establish the general policy for the businesses of the Company, its wholly-owned subsidiaries and controlled companies.

                   II            to approve the annual and pluriannual budgets, expansion projects and investment programs, and to follow up on execution and performance thereof;

                   III              to elect and dismiss the members of the Board of Executive Officers and assign their duties.

                   IV           to elect and dismiss the members of the Audit Committee and, if a position becomes vacant, to elect a substitute to complete the term of office of the replaced member.

                   V             to assign to an Executive Officer the function of investor relations officer, which may or may not be exercised concurrently with other executive functions and whose powers are established by law.

                   VI           to appoint and dismiss the Company's independent auditors after hearing the recommendation of the Audit Committee.

                   VII         to appoint and dismiss the person responsible for the internal audit, who shall be a legally qualified employee of the Company and report to the Chairman of the Board of Directors;

                   VIII        to decide on capital increases within the limits of authorized capital, observing the provisions of Article 7 of these Bylaws.

                   IX           to authorize trading by the Company of its own shares for maintenance in treasury for subsequent sale or cancellation.

                X                to establish the terms and other conditions for the placement of debentures, including those convertible to shares, specifying the limit of the capital increase resulting from the conversion of the debentures and the type and class of shares to be issued, as well as determining the conditions stated in items VI to VIII inclusive of article 59 of Law 6404/76 and the opportunity for issuance in other cases.

                XI              to decide on the issuance by the Company of commercial papers, bonds, notes, and other securities intended to raise funds through primary or secondary distribution on the domestic or international capital markets.

                   XII         to establish criteria for the following acts by the Executive Officers, independently of prior authorization by the Board of Directors;

(a)       acquisition, disposal and encumbrance of any permanent asset;

(b)       conduction of any legal business by the Company, including financing and loans, including companies directly or indirectly controlled by the Company;

(c)        the constitution of any type of guarantee or encumbrance on any asset that is not part of the Company’s permanent assets, including for the benefit or in favor of third parties as long as the party is a subsidiary entity, subsidiary or affiliate of the Company.

                   XIII        to decide on the operation or action constituting a transfer of the Company's funds to others, including employee associations, recreational assistance entities, pension funds, foundations and public corporations.

                   XIV        to require audits of companies, foundations and similar entities in which the Company participates.

                   XV          to resolve on any acts involving transformation, consolidation, spin-off, merger or liquidation of companies in which the Company has corporate holding;

                XVI           to decide on the establishment of subsidiaries by the Company and on the acquisition of shares, as well as on the Company's representation at the General Meetings and meetings of partners and on matters submitted to said meetings.

                   XVII      to appoint and dismiss the General Secretary of the Board of Directors and define his duties;

                   XVIII     to establish policies for taking up tax incentives;

                XIX           to establish the remuneration, determine the duties, and approve the operational rules for the functioning of the Audit Committee and any other committees that may be created.

                XX             to call General Meetings and comment on all matters required to be submitted to the General Meetings.

                XXI           to resolve any omissions and perform other legal duties and prerogatives that do not conflict with those established in these bylaws or by law.

                XXII         to resolve on any matters that go beyond the authority established for the Board of Executive Officers, as provided for in Article 19.

Section III

EXECUTIVE COMMITTEE

Article 20                The Company shall have a Board of Executive Officers composed of 9 (two) to (nine) Executive Officers, at the discretion of the Board of Directors, one of whom to be the Chief Executive Officer and the other Executive Officers without specific title, each having an area of activity determined by the Board of Directors, one of whom shall be designated as the investor relations officer.

Paragraph 1      The term of office of the Executive Officers is two years, reelection being allowed, and will last until their respective successors take office.

Paragraph 2      In the case of impediment or vacancy of any Officer, said Officer will be replaced in accordance with the determination of the Board of Directors.

Paragraph 3      The Executive Officers shall perform their duties on a full-time basis.

Article 21                With due regard for the guidelines and resolutions of the Board of Directors and the General Meeting, the Board of Executive Officers shall have authority to administer and manage the business of the Company, with powers to perform all acts and carry out all transactions related to the purpose of the Company, with due regard for the provisions established by the Board of Directors (Article 19, item XV) and other provisions provided for herein.

Paragraph 1       It is incumbent upon the Board of Executive Officers to appoint an Executive Officer or attorney in fact with specific powers to represent the Company severally in certain acts.

Paragraph 2       The Board of Executive Officers shall authorize the opening, transfer or closing of branches, agencies, offices and establishments of any other kind of the Company.

Paragraph 3       The Board of Executive Officers shall approve the names of the persons to be appointed by the Company to the executive boards and boards of directors, advisory and decision-making councils, and audit committees of commercial or civil companies directly or indirectly controlled by or associated with the Company and associations, foundations and other types of corporate groups in which the Company participates.

Article 22                The Board of Executive Officers shall meet whenever summoned by the Chief Executive Officer or by two Executive Officers, and shall be installed if a majority of its members are present.

Paragraph 1       The Board of Executive Officers shall decide always by a majority vote of those present. In the event of a tie, the Board of Executive Officers shall submit the matter to the Board of Directors for resolution.

Paragraph 2       Resolutions of the Board of Executive Officers shall be recorded in minutes drawn up in the proper book and signed by all present members, the copies of all minutes being sent to the members of the Board of Directors upon request.

Article 23             The Chief Executive Officer shall:

                I              preside over meetings of the Board of Executive Officers;

                II            carry out the executive direction of the Company, to that end coordinating and supervising the activities of the other Executive Officers, ensuring full observance of the resolutions and policies established by the Board of Directors and General Meeting;

                III           organize, coordinate and supervise the activities of the areas directly subordinate to him;

                IV           allocate special activities and duties to any of the Executive Officers independently of their normal ones, ad referendum of the Board of Directors;

                V             keep the Board of Directors informed of the activities of the Company;

                VI           prepare, with the assistance of the other Executive Officers, and submit to the Board of Directors proposals to (i) define the duties of the other Executive Officers; and (ii) establish the criteria as to amounts or limit for expenditure for acts by each of the Executive Officers;

                VII         prepare the annual report and draw up the balance sheet, together with the other Executive Officers.

Article 24             It is incumbent upon each of the Executive Officers, within the specific sphere of activity allocated to them by the Board of Directors:

                I              to represent the Company in accordance with the law and these bylaws;

                II            to organize, coordinate and supervise the services for which they are responsible;

                III           to attend Board of Executive Officers meetings, helping define the policies to be followed by the Company and reporting on matters in their respective areas of supervision and coordination;

                IV           to comply and cause compliance with the policies and general guidelines for the business of the Company established by the Board of Directors, each Executive Officer being responsible for his specific area of activity.

Article 25             The representation of the Company and the practice of acts necessary for its normal operation shall be the responsibility of the Executive Officers, subject to the following provisions:

                I              All acts, agreements or documents that imply responsibility for the Company or that release third parties from responsibilities or obligations with the Company shall be signed (a) by two Executive Officers, (b) by an Executive Officer and one attorney in fact with these specific powers, or (c) by two attorneys in fact with these specific powers, under penalty of not producing effects against the Company.

                II            With the exception of  the provisions in these bylaws, the Company may be represented by any one Executive Officers or attorney in fact with special powers in the following circumstances: (i) when performing simple routine administrative acts, including those in connection with government departments in general, autonomous government entities, government-owned companies, mixed-capital companies, the Commercial Registry, Labor Courts, National Social Security Institute, Unemployment Compensation Fund, and its banks; (ii) before public service concessionaires or licensees in acts that do not imply the assumption or release of third party obligations; (iii) to protect its rights in administrative proceedings or of any nature, and in meeting its tax, labor, or social security obligations; (iv) in the endorsement of securities for purposes of collection or deposit in the Company's bank accounts; (v) to represent the Company in general meetings of shareholders or the equivalent of companies, consortia, and other entities in which the Company participates;  (vi) for the purpose of receiving subpoenas, citations, notices, or judicial notifications in active and passive representation of the Company in court and testify in person, or similar acts; and (vii) the signature of documents of any kind that may result in the assumption of commitments by the Company in circumstances in which the presence of a second representative is not possible and if authorized by the Board of Executive Officers (Art. 21, § 1).

Paragraph 1         The acts for which these Bylaws require prior authorization by the Board of Directors may only be performed after said condition has been met;

Paragraph 2         The Board of Directors shall define the amount above which the acts and instruments entailing liabilities for the Company shall necessarily be signed by an Executive Officer jointly with an attorney in fact with specific powers;

Article 26             The following rules shall be observed as regards the appointment of attorneys in fact:

                I              all powers of attorney shall be signed by two Executive Officers or by one Executive Officer jointly with an attorney in fact appointed by the Board of Directors;

                II            Except in the event of  judicial powers of attorney, which may be granted for an indefinite period, all powers of attorney shall be granted for a specific term of no more than one year, with specific and limited powers.

Article 27 Any acts performed without due regard for the rules established in these bylaws, particularly in articles 25 and 26, shall be null and void, and shall not give rise to any liabilities for the Company.

Chapter V

FISCAL COMMITTEE

Article 28             Designed to function in the fiscal years in which it is constituted at the request of shareholders, the Fiscal Council shall be composed of 3 (three) sitting members and 3 (three) alternates elected by the General Meeting, which shall establish the compensation of the sitting members.

Sole paragraph          The Fiscal Council's term of office ends upon the first Annual General Meeting held after it has been constituted.

Chapter VI

AUDIT COMMITTEE

Article 29             The Company will have an Audit Committee composed of three (3) members elected by the Board of Directors from among its members, with term of office of one (1) year, reelection being allowed.

Sole Paragraph          The Board of Directors will approve the Internal Rules of the Committee, whereby its functions and duties, which shall comply with the laws and regulations applicable to audit committees, will be determined.

Chapter VII

FISCAL YEAR, BALANCE SHEETS AND PROFITS

Article 30             The fiscal year shall end on December 31 of each year, when the Financial Statements shall be drawn up and, after examination by the Board of Directors, submitted to the General Meeting, along with the proposal for allocation of net income for the year.

Paragraph 1                The accumulated losses and provision for income and social contribution taxes will be deducted from the result of the year, prior to any profit sharing.

Paragraph 2                The net income shall mandatorily have the following allocation:

   I              five per cent (5%) shall be allocated to the legal reserve fund until reaching twenty per cent (20%) of the subscribed capital stock;

   II            payment of mandatory dividends (Article 33);

   III           allocation of the remaining income shall be resolved by the General Meeting, observing the legal precepts.

Paragraph 3              The Board of Directors may propose, for the deliberation of the Meeting, the deduction of at least 1% (one percent) from net income for the year for the establishment of a Working Capital and Investment Reserve, in accordance with the following precepts:

     I              its constitution shall not jeopardize the right to minimum mandatory dividends referred to in Article 33.

     II            its balance in conjunction with the other income reserves, excluding reserves for contingencies and unrealized profits, may not exceed the Company’s capital stock, under penalty of capitalization or distribution in cash of the surplus at the discretion of the General Meeting.

     III           the reserve is intended to ensure the maintenance and development of activities that constitute the Company's corporate purpose and investments in fixed assets, or additions to working capital including through amortizations of the Company’s debt, independently of the retention of profits linked to the capital budget.

     IV           its balance may be used (i) to absorb losses whenever necessary, (ii) for the distribution of dividends at any time, (iii) for the redemption, repayment, or purchase of shares as authorized by law, and (iv) be incorporated into the Company’s capital, including through stock bonuses consisting of new shares.

Article 31               In addition, it shall be incumbent upon the Board of Directors:

I              to determine the drawing up of half-yearly and quarterly balance sheets, or for shorter periods, observing the legal precepts;

II            to approve the payment of any additional interim dividends, including as a total or partial advance on the mandatory dividend for the year in progress, observing the legal provisions;

III           to declare dividends to the year’s profit account verified in the half-yearly balance sheets, retained earnings or profit reserves existing in the last annual or half-yearly balance sheet;

IV – pay interest on equity attributing the interest paid or credited to the mandatory dividend (Article 33), pursuant to Article 9, paragraph 7 of Law 9249 of December 26, 1995.

Article 32             The Board of Directors’ act to resolve on the advance payment of the mandatory dividend shall determine if these payments will be monetarily restated, deducted from the mandatory dividend for the year and once this deduction is determined, the Annual General Meeting will e the payment of the mandatory balance, if any, as well as the reversal to the original account of the amount paid in advance.

Article 33             The dividend distribution shall not be less than 25% (twenty-five percent) of the net income, pursuant to article 202 of Law 6404 of December 15, 1976, and in compliance with Article 30 hereof.

Article 34             Dividends shall be paid on the dates and at the places indicated by the Executive Officer in charge of the Investor Relations area. If not claimed within 3 (three) years as from the beginning of the payment, dividends shall become time-barred in favor of the Company.

Chapter VIII

LIQUIDATION

Article 35             The Company shall be liquidated in the events established by Law, with due regard for the applicable rules.

Sole Paragraph - The General Meeting that approves the liquidation shall appoint the liquidator and the members of the Fiscal Council that shall function during the liquidation period, establishing their respective fees.